Exhibit 99.4

SUPPLEMENTAL INFORMATION

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation.

As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, the Company is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, the Company will make available information to shareholders which is generally comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co. KGaA and its subsidiaries and directors and officers of FMC AG & Co. KGaA, controlling persons of FMC AG & Co. KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC (our “2014 20-F”). Our 2014 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com.

(i)                          Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of ordinary shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that cause the hedging of shares (excluding the 3% threshold).

We have been informed that as of February 18, 2015, Fresenius SE owned 94,380,382, approximately 31.1%, of our ordinary shares. The following schedule illustrates the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act:

Voting Rights Notifications (Last Reported Status)

Notifying party	Date of reaching, exceeding or falling bellow	Reporting threshold	Reporting criteria	Percentage of voting rights	Number of voting rights at notification date
BlackRock Financial Management, Inc., New York, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.04	12,537,228
BlackRock Holdco 2, Inc., Wilmington, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.05	12,554,058
BlackRock, Inc., New York, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.11	12,750,189

Except for certain limitations on Fresenius SE’s right to vote its shares as described below, all of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board” in our 2014 20-F.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2014, 20,502,564 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,503 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association — Description of American Depositary Receipts” in our 2014 20-F.

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.7% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA, below.

(ii)       Trading Markets for our Securities

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Memorandum and articles of association — Description of American Depositary Receipts” in our 2014 20-F. However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in item (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA - Security Ownership of Certain Beneficial Owners of Fresenius Medical Care,” above. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs representing our ordinary shares (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our Ordinary ADSs outstanding and our Preference ADSs, which changed the ratio of each class of ADSs from one ADSs representing one share to two ADSs representing one share. The Depositary for the Ordinary ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2012, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of March 31, 2015, the closing price for shares traded on the Frankfurt Stock Exchange was €77.46.

		Price per ordinary share (€)
		High	Low

2015	January	66.44	60.57
	February	73.17	63.00
2014	December	61.85	58.30
	November	59.51	57.32
	October	58.50	51.47
	September	55.40	53.74
	August	53.67	50.15
2014	Fourth Quarter	61.85	51.47
	Third Quarter	55.40	48.79
	Second Quarter	52.18	47.15
	First Quarter	54.05	47.48
2013	Fourth Quarter	51.86	47.00
	Third Quarter	54.44	47.40
	Second Quarter	58.06	51.70
	First Quarter	58.12	48.21
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80
2011	Annual	55.13	41.11
2010	Annual	45.79	36.10

The average daily trading volume of the Ordinary shares and traded on the XETRA during 2014 was 816,486 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

As of March 31, 2015, the closing price for the ADSs traded on the NYSE was $41.45.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)
		High	Low

2015	January	37.95	35.96
	February	40.76	36.29
2014	December	30.79	29.29
	November	29.68	28.60
	October	29.22	25.79
	September	27.60	26.86
	August	26.69	25.20
2014	Fourth Quarter	30.79	25.79
	Third Quarter	27.60	24.31
	Second Quarter	26.10	23.42
	First Quarter	26.91	23.59
2013	Fourth Quarter	35.61	31.74
	Third Quarter	35.50	31.02
	Second Quarter	36.07	33.40
	First Quarter	35.55	32.26
2014	Annual	30.79	23.42
2013	Annual	36.07	31.02
2012	Annual	38.93	32.13
2011	Annual	39.96	27.88
2010	Annual	32.01	23.79

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. As of June 28, 2013 we converted all preference shares to ordinary shares and all options for preference shares to options for ordinary shares. At December 31, 2014 we have only one class of shares outstanding.

The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the annual general meeting (AGM) in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our Amended 2012 Senior Credit Agreement restricts our ability to pay dividends. Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our 2014 20-F and the notes to our consolidated financial statements included in our 2014 20-F discuss this restriction. All of our dividends have been paid in compliance with these limitations.

The table below provides information regarding the annual dividend per share that we paid on our Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2014	2013	2012

Ordinary share	€0.77	€0.75	€0.69

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2014 payable in 2015 of €0.78 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 19, 2015. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, “Additional Information — Description of American Depositary Receipts — Share Dividends and Other Distributions” in our 2014 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in “Item 10.E. Taxation” in our 2014 20-F.

Governance Matters

ADSs representing our ordinary shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission (“SEC”), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules.  Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2013. See item (iv) below, Compensation of the Management Board and the Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including, if it is adopted as proposed, the requirement to disclose the ratio of the median of the total compensation of all employees of an issuer to the total compensation of the issuer’s chief executive officer) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, or “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G, “Governance,’ in our 2013 20-F, for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G of our 2013 20-F includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

(iii)         Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE.  Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2014 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in July 2011. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner.  Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2015.

Name	Age as of January 1, 2015
Dr. Ulf M. Schneider, Chairman(1)	49
Dr. Dieter Schenk, Vice Chairman(4)	62
Dr. Gerd Krick(1) (2)	76
Mr. Rolf A. Classon(3) (4)	69
Dr. Walter L. Weisman(1) (2) (3)	79
Mr. William P. Johnston(1) (2) (3) (4)	70

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company’s General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider also serves on the Board of Directors of E.I. Du Pont de Nemours and Company, USA.

DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Supervisory Board of FMC AG & Co. KGaA and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk is also Chairman of the Advisory Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Company’s Supervisory Board since February 2006.  He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company’s Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc..

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005 and also serves on the Company’s Supervisory Board. Additionally, he is the former Chairman and Chief Executive Officer of American Medical International, Inc., and was a member of the Board of Directors of Occidental Petroleum Corporation until May 4, 2012. He is also a Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, a Trustee of the Oregon Shakespeare Festival and Chairman Emeritus of the Board of Trustees of the Sundance Institute.

MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006 and also serves on the Company’s Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc. and HCR-Manor Care, Inc.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2015.

Name	Age as of January 1, 2015	Position	Year term expires

Rice Powell	59	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	59	Chief Financial Officer	2017
Roberto Fusté	62	Chief Executive Officer for Asia Pacific	2016
Ronald Kuerbitz	55	Chief Executive Officer, Fresenius Medical Care North America	2015
Dr. Olaf Schermeier	42	Chief Officer of Global Research & Development	2017
Kent Wanzek	55	Head of Global Manufacturing Operations	2017
Dominik Wehner	46	Chief Executive Officer for Europe, Middle East and Africa	2017

RICE POWELL has been with the Company since 1997.  He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998.  He is a member of the Management Board and Chief Financial Officer of Management AG. He is member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer for Asia Pacific. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region.

RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors for Fresenius Medical Care Holdings, Inc. and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has more than 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations.

DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Previously, he served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

KENT WANZEK has been with the Company since 2003.  He is a member of the Management Board of Management AG with responsibility for Global Manufacturing Operations and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

DOMINIK WEHNER was appointed Chief Executive Officer for Europe, Middle East and Aftica (“EMEA”) on April 1, 2014.  He began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implemetntation EMEALA.  He also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2011.  Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA, but it nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2014 20-F.

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, Johnston, and Weisman— are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 67 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.  Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General

Partner’s Management Board. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2014 20-F. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company’s financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our U.S. GAAP financial statements.

Governance Matters and Board Practices

ADSs representing our ordinary shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission (“SEC”), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules.  Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2013. See item (iv) below, Compensation of the Management Board and the Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including, if it is adopted as proposed, the requirement to disclose the ratio of the median of the total compensation of all employees of an issuer to the total compensation of the issuer’s chief executive officer) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, or “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G, “Governance,’ in our 2014 20-F, for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G of our 2014 20-F includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see item (iii), “Directors and Senior Management— General,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, Management Board and the Supervisory Board — Commitments to Members of Management for the Event of the Termination of their Employment,” below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are

Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman.

The Audit and Corporate Governance Committee of the Supervisory Board of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                        overseeing management’s accounting and financial reporting process, the internal performance of the internal audit function and the effectiveness of the financial control systems;

•                        overseeing the independence and performance of the FMC-AG & Co. KGaA’s outside auditors

•                        overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

•                        overseeing the effectiveness of our internal risk management system;

•                        overseeing our corporate governance performance according to the German Corporate Governance Code;

•                        providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                        overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                        recommending to the Supervisory Board a candidate as independent auditors to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

•                        retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•                        pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2014 20-F.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

•                        transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•                        acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. The nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter L. Weisman, Dr. Dieter Schenk.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members were Mr. William P. Johnston (Chairman),

Mr. Rolf A. Classon (Vice-Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter L. Weisman.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors. See Item 16G, “Corporate Governance” in our 2014 20-F.

(iv)          Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the general partner of FMC-AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2014. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the fiscal year, the Human Resources Committee was composed of Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman. See Item 16G, “Corporate Governance” in our 2014 20-F.

The current Management Board compensation system was last approved by resolution of the General Meeting of FMC-AG & Co. KGaA on May 12, 2011 with a majority of 99.71% of the votes cast. Furthermore, this compensation system is reviewed by an independent external compensation expert at the beginning of each fiscal year.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of relevant reference values of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector.

The compensation of the Management Board is, as a whole, performance-based and consisted of three components in the fiscal year:

•                  non-performance-based compensation (fixed compensation and fringe benefits)

•                  short-term performance-based compensation (one-year variable compensation)

•                  components with long-term incentive effects (multi-year variable compensation, consisting of stock options and share-based compensations with cash settlement)

The individual components are designed on the basis of the following criteria:

In the fiscal year, the fixed compensation paid in Germany or Hong Kong, as the case may be, was divided in twelve equal instalments and the fixed compensation paid in the U.S. was divided in twenty-four equal instalments, in each case as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as rent supplements, school fees, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

Performance-based compensation will also be awarded for the fiscal year as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (stock options and share-based compensations with cash settlement). The share-based compensations with cash settlement consist of phantom stocks and of the so-called Share Based Award.

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and common targets:

•                  Net income growth

•                  Free cash flow (net cash provided by (used in) operating activities after Capital Expenditures, before Acquisitions and Investments) in percent of revenue

•                  Operating income margin

The level of achievement of these targets is derived from the comparison of target amounts and actual results. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional and/or sectoral) areas of responsibility assumed by the members of the Management Board.

The respective minimum level of Net income growth to be achieved was at least 6% for the fiscal year, with the maximum bonus payable upon achievement of Net income growth of 15%. Furthermore, the members of the Management Board were also evaluated by reference to the development of free cash flow within the Group or, with respect to members of the Management Board with regional responsibilities, in the relevant regions, respectively, during the fiscal year, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For Board members without Group functions, growth of regional operating income margins within the fiscal year was compensated within individual targets ranging between 13% and 18.5%, individually reflecting the particularities of the respective Board responsibilities.

The targets are, as a rule, weighted differently depending on whether the Management Board member exercises Group functions — in the fiscal year, these are Mr. Rice Powell, Mr. Michael Brosnan and Dr. Rainer Runte1 — or whether the Management Board member is responsible for regional earnings — in the fiscal year, these are Mr. Roberto Fusté, Prof. Emanuele Gatti1, Mr. Ronald Kuerbitz and Mr. Dominik Wehner2 — or have taken on specific Management Board responsibilities without Group functions — such as Mr. Kent Wanzek for Global Manufacturing Operations and Dr. Olaf Schermeier for Research & Development. For members of the Management Board with Group functions, Net income growth accounts for 80% and is thus weighted higher than for the other members of the Management Board, where Net income growth accounts for 60%. For members of the Management Board without Group functions, a further 20% is based upon the evaluation of the operating income margin. Achievement of the target for free cash flow in percent of revenue is weighted for all members of the Management Board equally at 20%.

Multiplying the level of target achievement by the respective fixed compensation and another fixed multiplier provides a total amount, of which a 75% share is paid out in cash to the Management Board members (one-year variable compensation) after approval of the annual financial statements of FMC-AG & Co. KGaA for the previous

1  Effective March 31, 2014, Dr. Rainer Runte and Prof. Emanuele Gatti have retired from the Management Board of Fresenius Medical Care Management AG.

2  Effective April 1, 2014, Mr. Dominik Wehner has been appointed as member of the Management Board of Fresenius Medical Care Management AG (with responsibilities for Europe, Middle East and Africa (EMEA)).

fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board’s maximum achievable one-year variable compensation is limited as regards specific amounts.

	minimum and maximum amounts of the short-term performance- related cash compensation (annual bonus)
	Minimum	Maximum
	2014	2013
	in thousands
Managing board members serving as of December 31, 2014
Rice Powell	$281	$2,475	(2)
Michael Brosnan	$163	$1,463	(2)
Roberto Fusté	$164	$1,447
Ronald Kuerbitz	$191	$1,683	(2)
Dr. Olaf Schermeier	$93	$1,052
Kent Wanzek	$117	$1,069
Dominik Wehner(1)	$93	$614
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti	$216	$1,973
Dr. Rainer Runte	$128	$1,157

(1) pro rata temporis

(2) The payment of a discretionary bonus to Messrs. Powell, Brosnan and Kuerbitz is not included in the maximum amount indicated for the one-year variable compensation.

The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the Company of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the three-year waiting period.

In determining the variable compensation, it is ensured that performance-based components with long-term incentive effects (i.e. the Share Based Award as well as the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the sum of all one- and multi-year variable components for the respective fiscal year. Should this turn out not to be the case mathematically, the Management Board members’ contracts provide that the portion of variable compensation payable as one-year variable compensation shall be reduced and the portion payable as the Share Based Award correspondingly increased, in order to meet this requirement. The components with long-term incentive effects also contain a limitation possibility for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance. For the fiscal year, the Supervisory Board has granted such discretionary bonus to Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz in the total amount of $1 million.

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation					Short-term Performance Related Compensation			Cash Compensation (without long-term
	Fixed Compensation		Other Benefits(1)			Bonus (2)			Incentive Components)
	2014	2013	2014		2013	2014		2013	2014	2013
	(in thousands)		(in thousands)			(in thousands)			(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$1,250	$1,250	$201		$224	$980	(2)	$495	$2,431	$1,969
Michael Brosnan	725	725	196		193	528	(2)	287	1,449	1,205
Roberto Fusté	731	730	3,946	(3)	400	450		370	5,127	1,500
Ronald Kuerbitz	850	850	25		35	669	(2)	668	1,544	1,553
Dr. Olaf Schermeier	531	442	310		92	204		175	1,045	709
Kent Wanzek	540	521	98		70	391		403	1,029	994
Dominik Wehner	349	—	26		—	276		—	651	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(4)	249	973	39		165	—		702	288	1,840
Dr. Rainer Runte(5)	146	584	13		58	—		231	159	873
Total	$5,371	$6,075	$4,854		$1,237	$3,498		$3,331	$13,723	$10,643

(1) Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2) Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

(3) Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(4) In addition to the disclosed compensation, Prof. Emanuele Gatti received in the past fiscal year a fixed compensation in the amount of $747, other benefits  in the amount of $116 as well as a short-term performance related compensation in the amount of $622, which were, however, only allocated to Prof. Gatti after his retirement from the Management Board.

(5) In addition to the disclosed compensation, Dr. Rainer Runte received in the past fiscal year a fixed compensation in the amount of $438, other benefits in the amount of $41 as well as a short-term performance related compensation in the amount of $299, which were, however, only allocated to Dr. Runte after his retirement from the Management Board.

In addition to the Share Based Award, stock options under the Company’s Stock Option Plan 2011 and phantom stock awards under the Phantom Stock Plan 2011 were granted to members of the Management Board as additional components with long-term incentive effects in the fiscal year. The Stock Option Plan 2011, together with the Phantom Stock Plan 2011, forms the Long Term Incentive Program 2011 (LTIP 2011).

In addition to the Members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies the members of the Management Board are entitled to participate in LTIP 2011. Under LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days, no more than twice each fiscal year during the term of the LTIP 2011. The number of stock options and phantom stock awards to be granted to the members of the Management Board is determined by the Supervisory Board in its discretion. In principle all members of the Management Board are entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of a defined success target and, subject to agreements to the contrary in individual cases, the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards. The success target for the members of the Management Board is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%.

Additional information regarding the basic principles of the LTIP 2011 and of the other employee participation programs in place at the beginning of the fiscal year and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in the past fiscal year no further options could be issued), are described in more detail in Note 17, “Stock Options,” in the Notes to Consolidated Financial Statements included in our 2014 20-F, in item (v) below, “Options to Purchase Our Securities” and in Item 10.B, “Additional Information - Articles of Association - General Information Regarding Our Share Capital - Conditional Capital” in our 2014 20-F.

Under Stock Option Plan 2011 in the fiscal year 1,677,360 stock options were granted in total (2013: 2,141,076), with 273,900 stock options (2013: 328,680) granted to the Management Board members. Moreover, in the fiscal year 299,547 (2013: 186,392) phantom stock awards were granted under the Phantom Stock Plan 2011, of which 24,950 awards (2013: 25,006) were granted to Management Board members.

For the fiscal year, the number and value of stock options issued to members of the Management Board and the value of the share-based compensations with cash settlement paid to them, each as compared to the previous year, are shown individually in the following table:

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement(1)		Total
	2014	2013	2014	2013	2014	2013	2014	2013
	Number		(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	74,700	74,700	$904	$884	$470	$476	$1,374	$1,360
Michael Brosnan	37,350	37,350	452	442	248	251	700	693
Roberto Fusté	24,900	37,350	301	442	460	278	761	720
Ronald Kuerbitz	37,350	37,350	452	442	295	378	747	820
Dr. Olaf Schermeier	37,350	37,350	452	442	223	214	675	656
Kent Wanzek	24,900	37,350	301	442	440	290	741	732
Dominik Wehner	37,350	—	452	—	247	—	699	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(2)	—	29,880	—	354	—	482	—	836
Dr. Rainer Runte(3)	—	37,350	—	442	—	232	—	674
Total	273,900	328,680	$3,314	$3,890	$2,383	$2,601	$5,697	$6,491

(1) This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

(2)  In addition to the disclosed compensation, Prof. Emanuele Gatti received the following components with long-term incentive effects in the past fiscal year: 27,390 stock options with a value of $331 and share-based compensation with cash settlement with a value of $486, which were, however, only granted to Prof. Gatti after his retirement from the Management Board.

(3) In addition to the disclosed compensation, Dr. Rainer Runte received the following components with long-term incentive effects in the past fiscal year: 37,350 stock options with a value of $452 and share-based compensation with cash settlement with a value of $155, which were, however, only granted to Dr. Runte after his retirement.

The stated values of the stock options granted to the members of the Management Board in the fiscal year correspond to their fair value at the time of grant, namely a value of $12.10 (€9.01) (2013: $11.84/€8.92) per stock option. The exercise price for the stock options granted is $67.07 (€49.93) (2013: $66.03/€49.76). At the day of the grant, the relevant fair value of the phantom stocks issued in July of the fiscal year amounted to $62.14 (€46.26) (in July 2013: $59.62/€44.93).

At the end of the fiscal year, the members of the Management Board held a total of 1,485,076 stock options and convertible bonds (collectively referred to as “stock options”; 2013: 1,993,305 stock options). Also, they held a total of 66,960 phantom stocks (2013: 77,886).

The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

	Development and status of the stock options
	Rice	Michael	Roberto	Ronald	Dr. Olaf	Kent	Dominik
	Powell	Brosnan	Fusté	Kuerbitz	Schermeier	Wanzek	Wehner	Total
Options outstanding at January 1, 2014 Number	361,050	330,984	346,719	221,352	37,350	197,850	65,529	1,560,834
Weighted average exercise price in $	55.20	47.85	48.50	53.34	60.41	57.06	52.26	52.13

Options granted during the fiscal year Number	74,700	37,350	24,900	37,350	37,350	24,900	37,350	273,900
Weighted average exercise price in $	60.62	60.62	60.62	60.62	60.62	60.62	60.62	60.62

Options exercised during the fiscal year Number	—	58,641	85,269	66,000	—	36,000	—	245,910
Weighted average exercise price in $	—	33.92	34.28	42.13	—	40.95	—	37.28
Weighted average share price in $	—	57.29	60.85	62.52	—	66.52	—	61.28

Options forfeited during the fiscal year Number	28,013	18,675	18,675	15,000	—	18,675	4,710	103,748
Weighted average exercise price in $	63.72	63.72	63.72	63.72	—	63.72	63.72	63.72

Options outstanding at December 31, 2014 Number	407,737	291,018	267,675	177,702	74,700	168,075	98,169	1,485,076
Weighted average exercise price in $	55.61	51.28	53.10	58.16	60.52	60.30	54.89	55.34

Weighted average remaining contractual life in years	4.41	3.61	3.60	5.04	7.08	5.09	4.89	4.43
Range of exercise price in $	38.81 - 69.57	29.02 - 69.57	38.81 - 69.57	38.81 - 69.57	60.41 - 60.62	51.82 - 69.57	29.02 - 69.57	29.02 - 69.57

Options exercisable at December 31, 2014 Number	174,300	160,293	149,400	58,002	—	49,800	36,189	627,984
Weighted average exercise price in $	45.61	41.26	44.57	47.78	—	51.82	42.13	44.74

Based on the targets achieved in the fiscal year, members of the Management Board serving as per December 31 of the fiscal year also earned entitlements to Share Based Awards totalling $833,000 (2013: $1.110 million). On the basis of that value, determination of the specific number of virtual shares will not be made by the Supervisory Board until March of the following year, based on the then current price of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise day and as a base for calculation of the payment of this respective share-based compensation after expiry of the three-year waiting period.

Phantom stocks with a total value of $1.550 million (2013: $1.491 million) were granted to the Management Board members under the Company’s Phantom Stock Plan 2011 in July of the fiscal year as further share-based compensation components with cash settlement.

Therefore, the amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2014	2013	2014	2013	2014	2013
	(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$2,431	$1,969	$1,374	$1,360	$3,805	$3,329
Michael Brosnan	1,449	1,205	700	693	2,149	1,898
Roberto Fusté	5,127	1,500	761	720	5,888	2,220
Ronald Kuerbitz	1,544	1,553	747	820	2,291	2,373
Dr. Olaf Schermeier	1,045	709	675	656	1,720	1,365
Kent Wanzek	1,029	994	741	732	1,770	1,726
Dominik Wehner	651	—	699	—	1,350	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(1)	288	1,840	—	836	288	2,676
Dr. Rainer Runte(2)	159	873	—	674	159	1,547
Total	$13,723	$10,643	$5,697	$6,491	$19,420	$17,134

(1) For the entire fiscal year, Prof. Emanuele Gatti’s cash compensation (excluding components with long-term incentive effects) amounts to $1,773, the components with long-term incentive effect amount to $817 and total compensation (including components with long-term incentive effects) amounts to $2,590.

(2) For the entire fiscal year, Dr. Rainer Runte’s cash compensation (excluding components with long-term incentive effects) amounts to $937, the components with long-term incentive effects amount to $607 and total compensation (including components with long-term incentive effects) amounts to $1.544.

Components with long-term incentive effects, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified vesting period. Their value is allocated over the vesting period and proportionately recognized as an expense in the respective fiscal year of the vesting period. Compensation expenses attributable to the fiscal year and for the previous year are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2014	2013	2014	2013	2014	2013
	(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$234	$432	$579	$586	$813	$1,018
Michael Brosnan	129	272	393	333	522	605
Roberto Fusté	114	272	343	308	457	580
Ronald Kuerbitz	79	46	110	17	189	63
Dr. Olaf Schermeier	79	46	59	17	138	63
Kent Wanzek	114	272	385	287	499	559
Dominik Wehner	47	—	20	—	67	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(1)	367	239	1,001	495	1,368	734
Dr. Rainer Runte(2)	450	275	543	353	993	628
Total	$1,613	$1,854	$3,433	$2,396	$5,046	$4,250

(1) In addition to the disclosed compensation, the following expenses were incurred for Prof. Emanuele Gatti after his retirement from the Management Board during the past fiscal year: $328 for stock options and $543 for share-based compensations with cash settlement.

(2) In addition to the disclosed compensation, the following expenses were incurred for Dr. Rainer Runte after his retirement from the Management Board during the past fiscal year: $447 for stock options and $316 for share-based compensations with cash settlement.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Roberto Fusté, Prof. Emanuele Gatti3, Dr. Rainer Runte3, Mr. Michael Brosnan and Mr. Kent Wanzek have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board. Under all of these commitments, aggregate pension obligations for managing board members serving as of December 31 of the fiscal year of $21.614 million (2013: $25.687 million) exist as of the end of the fiscal year.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest (at age 60 at the earliest with respect to Prof. Emanuele Gatti and at age 63 at the earliest with respect to Dr. Rainer Runte) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension

3  Effective March 31, 2014, Dr. Rainer Runte and Prof. Emanuele Gatti have retired from the Management Board of Fresenius Medical Care Management AG.

amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65 (or, in the case of Prof. Gatti, the age of 60 and, in the case of Dr. Runte, the age of 63), except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65 (or, in the case of Prof. Gatti, the age of 60 and, in the case of Dr. Runte, the age of 63).

Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek participated in the U.S.-based 401(k) savings plan in the fiscal year. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income - whereupon the allowance paid by the Company is limited to 3% of the income - or a maximum of $17,500 ($23,500 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the Company paid out $7,800 (2013: $7,650) respectively in this regard.

Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

From the time of his previous employment activities, Management Board member Mr. Dominik Wehner exclusively has a pension commitment from Fresenius Medical Care Deutschland GmbH. This pension commitment was not affected by the service agreement for the Management Board position with Fresenius Medical Care Management AG beginning on April 1, 2014. It is based on the Fresenius companies’ pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents’ pensions. It does not provide for any offsetting mechanisms against other income or pension payments. The spousal pension amounts to 60% of the disability pension or old-age pension to be granted at the time of death; the orphan’s pension amounts to 10% (semi-orphans) or 20% (orphans) of the disability pension or old-age pension to be granted at the time of death. The claims of all surviving dependents are limited to a total of 100% of Mr. Dominik Wehner’s pension entitlements.

Additions to pension provisions in the fiscal year for managing board members serving as of December 31 amounted to $6.000 million (2013: $5.678 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2014	increase	As of December 31, 2014
	(in thousands)
Managing board members serving as of December 31,2014
Rice Powell	$6,196	$1,883	$8,079
Michael Brosnan	2,396	1,088	3,484
Roberto Fusté	4,912	709	5,621
Ronald Kuerbitz	189	65	254
Dr. Olaf Schermeier	—	—	—
Kent Wanzek	1,176	638	1,814
Dominik Wehner	745	1,616	2,361
Former members of the Management Board who resigned March 31, 2014
Prof. Emanuele Gatti	8,652	1,617	10,269
Dr. Rainer Runte	2,166	1,320	3,486
Total	$26,432	$8,936	$35,368

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control of the Company.

Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

In the context of Prof. Emanuele Gatti’s retirement from his position as member of the Management Board as of March 31, 2014, Prof. Gatti and Fresenius Medical Care Management AG have agreed that Prof. Gatti’s service agreement will continue to be effective until the end of the agreed term on April 30, 2015. Until this point in time, Prof. Gatti will continue to receive the compensation he is entitled to under his service agreement, i.e. a fixed compensation and fringe benefits as well as one-year and multi-year variable compensation components. With regard to the end of the term of the service agreement on April 30, 2015, such compensation will only be granted proportionately for fiscal year 2015. The long-term incentive components granted to Prof. Gatti on the basis of the LTIP 2011 are not affected by his retirement from the Management Board. The payment of the Share Based Awards earned by Prof. Gatti for the reference years 2009 and 2010 was already made in the fiscal year, whereas the entitlements for fiscal years 2011 to 2014 will be paid to Prof. Gatti within 60 days following the end of the term of his service agreement. Upon reaching the age of 60, Prof. Gatti is entitled to receive an occupational old-age pension in the amount of approximately $409,000 per annum. On occasion of his retirement from the Management Board, Prof. Gatti further agreed to serve as an advisor to the Chairman of the Management Board and to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until April 30, 2017, for which he will receive an annual non-compete compensation of approximately $591,000. The type and amounts of the individual benefits granted and allocations made to Prof. Gatti within the fiscal year are presented in the tables below.

In the context of Dr. Rainer Runte’s retirement from his position as member of the Management Board, also as of March 31, 2014, Dr. Runte and Fresenius Medical Care Management AG have agreed that Dr. Runte’s service agreement will continue to be effective until the end of the agreed term December 31, 2014. Dr. Runte will continue to receive the compensation he is entitled to under his service agreement, i.e. a fixed compensation and fringe benefits as well as the one-year variable compensation component for the fiscal year. The long-term variable compensation components granted to Dr. Runte on the basis of the LTIP 2011 are not affected by his retirement from the Management Board. The payment of the Share Based Awards earned by Dr. Runte for the reference years 2009 and 2010 was already made in the fiscal year, whereas the entitlements for fiscal years 2011 to 2014 have been paid to Dr. Runte within 60 days following the end of the term of his service agreement. The pension benefits agreed upon in the service agreement were adjusted to the effect that they will be paid upon reaching the age of 63 whereas the amount payable is limited to approximately 75 % of the benefits originally agreed upon (this amounts to approximately $181,000 per annum). On occasion of his retirement from the Management Board, Dr. Runte further agreed to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until December 31, 2016, for which he will receive an annual non-compete compensation of approximately $590,000. The type and amounts of the individual benefits granted and allocations made to Dr. Runte within the fiscal year are presented in the tables below.

With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of ten years. Accordingly, Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts for the fiscal year $656,000 (including reimbursement of expenses). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounted to $4.537 million as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in USD) and in part in Germany (in EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports. Furthermore, a compensation agreement has been entered into between FMC-AG & Co KGaA, Fresenius Medical Care Management AG and Roberto Fusté, pursuant to which Mr. Fusté is held harmless from certain adverse tax effects which result from an external wage tax audit for the assessment period 2005 to 2007. The payments made in the fiscal year by the Company in this context amounted to $1.456 million; in the fiscal year, the Company has furthermore made payments to compensate Mr. Fusté for adverse tax effects for the assessment periods 2008 to 2010 as well as 2014 in the amount of $1.134 million and has also made provisions in the total amount of $937,000 with a view to potential additional compensation payments.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board against claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained Directors & Officers liability insurance carrying a deductible which complies with the requirements of the German Stock Corporation Act (AktG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned above. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $16.383 million (2013: $2 million).

Tables according to the standards of the German Corporate Governance Code

The German Corporate Governance Code provides that compensation reports for fiscal years beginning after December 31, 2013 shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for year under report. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

	Serving members of the Management Board as of December 31, 2014
	Rice Powell						Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(3)						Chief Financial Officer Member of the Management Board since January 1, 2010
	2014		2014	2014		2013	2014		2014	2014		2013
Benefits granted			Minimum	Maximum					Minimum	Maximum
			(in thousands)						(in thousands)
Non-performance-based compensation
Fixed compensation	$1,250		$1,250	$1,250		$1,250	$725		$725	$725		$725
Fringe benefits(1)	201		201	201		224	196		196	196		193
Total non-performance-based compensation	1,451		1,451	1,451		1,474	921		921	921		918
Performance-based compensation
One-year variable compensation	2,563	(6)	281	2,975	(6)	2,063	1,446	(6)	163	1,686	(6)	1,196
Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	160		94	n.a.		165	93		54	n.a.		96
Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	904		—	n.a.		884	452		—	n.a.		442
Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	310		—	n.a.		311	155		—	n.a.		155
Multi-year variable compensation / components with long-term incentive effects	1,374		94	n.a.		1,360	700		54	n.a.		693
Total non-performance-based and performance-based compensation	5,388		1,826	n.a.		4,897	3,067		1,138	n.a.		2,807
Pension expense	570		570	570		538	537		537	537		532
Value of benefits granted	$5,958		$2,396	$ n.a.		$5,435	$3,604		$1,675	$ n.a.		$3,339

	Roberto Fusté					Ronald Kuerbitz
	Member of the Management Board for Asia - Pacific Member of the Management Board since December 21, 2005(3)					Member of the Management Board for North America Member of the Management Board since January 1, 2013
	2014		2014	2014	2013	2014		2014	2014		2013
Benefits granted			Minimum	Maximum				Minimum	Maximum
			(in thousands)					(in thousands)
Non-performance-based compensation
Fixed compensation	$731		$731	$731	$730	$850		$850	$850		$850
Fringe benefits(1)	3,946	(2)	3,946	3,946	400	25		25	25		35
Total non-performance-based compensation	$4,677		$4,677	$4,677	$1,130	$875		$875	$875		$885
Performance-based compensation
One-year variable compensation	1,206		164	1,447	1,205	1,653	(6)	191	1,933	(6)	1,403
Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	150		55	n.a.	123	140		64	n.a.		223
Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	301		—	n.a.	442	452		—	n.a.		442
Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	310		—	n.a.	155	155		—	n.a.		155
Multi-year variable compensation / components with long-term incentive effects	761		55	n.a.	720	747		64	n.a.		820
Total non-performance-based and performance-based compensation	6,644		4,896	n.a.	3,055	3,275		1,130	n.a.		3,108
Pension expense	309		309	309	282	—		—	—		—
Value of benefits granted	$6,953		$5,205	$ n.a.	$3,337	$3,275		$1,130	$ n.a.		$3,108

	Kent Wanzek				Dr. Olaf Schermeier
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010				Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013
	2014	2014	2014	2013	2014	2014	2014	2013
Benefits granted		Minimum	Maximum			Minimum	Maximum
		(in thousands)				(in thousands)
Non-performance-based compensation
Fixed compensation	$540	$540	$540	$521	$531	$531	$531	$442
Fringe benefits(1)	98	98	98	70	310	310	310	92
Total non-performance-based compensation	$638	$638	$638	$591	$841	$841	$841	$534
Performance-based compensation
One-year variable compensation	891	113	1,069	858	877	112	1,052	730
Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	130	37	n.a.	134	68	37	n.a.	58
Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	301	—	n.a.	442	452	—	n.a.	442
Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	310	—	n.a.	155	155	—	n.a.	155
Multi-year variable compensation / components with long-term incentive effects	741	37	n.a.	731	675	37	n.a.	655
Total non-performance-based and performance-based compensation	2,270	788	n.a.	2,180	2,393	990	n.a.	1,919
Pension expense	280	280	280	252	—	—	—	—
Value of benefits granted	$2,550	$1,068	$ n.a.	$2,432	$2,393	$990	$ n.a.	$1,919

(1)  Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2) Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(3)  The date indicated refers to the appointment to the Management Board of the General Partner.

(6)  Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

	Serving members of the Management Board as of December 31, 2014
	Dominik Wehner
	Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
	2014	2014	2014	2013
		Minimum	Maximum
		(in thousands)

Non-performance-based compensation
Fixed compensation	$349	$349	$349	$—
Fringe benefits(1)	26	26	26	—
Total non-performance-based compensation	$375	$375	$375	$—
Performance-based compensation
One-year variable compensation	575	79	691	—
Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	92	26	n.a.	—
Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	452	—	n.a.	—
Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	155	—	n.a.	—
Multi-year variable compensation / components with long-term incentive effects	699	26	n.a.	—
Total non-performance-based and performance-based compensation	1,649	480	n.a.	—
Pension expense	39	39	39	—
Value of benefits granted	$1,688	$519	$ n.a.	$—

	Former members of the Management Board who retired in fiscal year 2014
	Prof. Emanuele Gatti(4)				Dr. Rainer Runte(5)
	Member of the Management Board for EMEA and Latin America Member of the Management Board until March 31, 2014				Member of the Management Board for Legal, Compliance and Intellectual Property Member of the Management Board until March 31, 2014
	2014	2014	2014	2013	2014	2014	2014	2013
		Minimum	Maximum			Minimum	Maximum
		(in thousands)				(in thousands)
Non-performance-based compensation
Fixed compensation	$249	$249	$249	$973	$146	$146	$146	$584
Fringe benefits(1)	39	39	39	165	13	13	13	58
Total non-performance-based compensation	$288	$288	$288	$1,138	$159	$159	$159	$642
Performance-based compensation
One-year variable compensation	1,644	224	1,973	1,607	964	132	1,157	964
Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	—	75	n.a.	234	—	44	n.a.	77
Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	n.a.	354	—	—	n.a.	442
Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	n.a.	248	—	—	n.a.	155
Multi-year variable compensation / components with long-term incentive effects	—	75	n.a.	836	—	44	n.a.	674
Total non-performance-based and performance-based compensation	1,932	587	n.a.	3,581	1,123	335	n.a.	2,280
Pension expense	351	351	351	294	174	174	174	154
Value of benefits granted	$2,283	$938	$ n.a.	$3,875	$1,297	$509	$ n.a.	$2,434

(1)  Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(4)  Effective March 31, 2014, Prof. Emanuele Gatti has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Prof. Emanuele Gatti received in the past fiscal year the following compensation: Fixed compensation ($747), fringe benefits ($116) as well as multi-year variable compensation  (Long Term Incentive Program 2011 - Stock Option Plan 2011 ($332) and  Long Term Incentive Program 2011 - Phantom Stock Plan 2011 ($279)), which were, however, only granted to Prof. Gatti after his retirement from Management Board. Additionally, Prof. Gatti receives for fiscal year 2014 the pro rata amount of his entitlement to Share Based Awards ($207) that will, together with his Share Based Award entitlements for fiscal years 2011 to 2013, be paid to him within sixty days following the end of term of his service agreement.

(5)  Effective March 31, 2014, Dr. Rainer Runte has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Dr. Rainer Runte received in the past fiscal year the following compensation: Fixed compensation ($438), Fringe benefits ($41) as well as multi-year variable compensation (Long Term Incentive Program 2011 - Stock Option Plan 2011 ($452) and Long Term Incentive Program 2011 - Phantom Stock Plan 2011 ($155)), which were, however, only grated to Dr. Runte after his retirement from Management Board.

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and Supervisory Board of Management AG

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association.

In accordance with this provision, the members of the Supervisory Board are to be reimbursed for the expenses incurred in the exercise of their offices, which also include the applicable VAT.

As compensation, each Supervisory Board member receives in the first instance a fixed salary of $80,000 per respective complete fiscal year, payable in four equal instalments at the end of a calendar quarter. Should the General

Meeting resolve on a higher compensation, with a majority of three-fourths of the votes cast and taking the annual results into account, such compensation shall apply.

The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements, this for the fiscal year 2014 based on the 3-year average EPS growth for the fiscal years 2012, 2013 and 2014.

In application of the principles above, a variable performance-related compensation component was not generated for either the year 2013 or for the year 2014.

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG at the same time, and receive compensation for his work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation for the Supervisory Board of Fresenius Medical Care Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$47	$260	$267
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	7	230	237
Dr. Walter L. Weisman	40	40	40	40	50	50	60	67	190	197
William P. Johnston	40	40	40	40	120	120	40	47	240	247
Prof. Dr. Bernd Fahrholz(3)	—	—	80	80	—	—	50	50	130	130
Rolf A. Classon	40	40	40	40	60	60	—	—	140	140
Total	$380	$380	$380	$380	$410	$410	$190	$218	$1,360	$1,388

(1) Shown without VAT and withholding tax

(2) Chairman of the supervisory board of FMC Management AG, but not a member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

(3) Member of the supervisory board of FMC-AG & Co. KGaA, but not a member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

(v)                                 Options to Purchase our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the FMC-AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s management and supervisory boards, forms the Company’s Long Term Incentive Program 2011 (“2011 LTIP”). Under the 2011 LTIP, participants will be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 LTIP will be granted over a five-year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options v. phantom stock. The amount of phantom stock that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 LTIP. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s supervisory board has sole authority to grant awards and exercise other decision making powers under the 2011 LTIP (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 LTIP.

The awards under the 2011 LTIP are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 LTIP, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

The 2011 LTIP was established with a conditional capital increase up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 LTIP shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 LTIP have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 LTIP to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 LTIP are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock under the 2011 LTIP entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s Ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the March following the end of the vesting period.

Incentive plan

In 2014, the Management Board was eligible for performance—related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Those performance-related bonuses for fiscal year 2014 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2014. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

The share-based compensation incurred under these plans for years 2014, 2013 and 2012 was $ 1.0 million, $ 1.1 million and $ 2.8 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 and prior plans

On May 9, 2006, as amended on May 15, 2007 for a three-for-one share split (the “Share Split”), the FMC-AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of our AGM with a conditional capital increase up to €15,000,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the management board, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the Management Board, the General Partner’s supervisory board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan were granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2013, 2012, and 2011 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the Management Board, see Item v, “- Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2014, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan as amended on May 16, 2013 for a conversion of preference shares to ordinary shares, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company initially representing grants for up to 4 million non-voting Preference shares. Following the Share Split in 2007 and the conversion of preference shares into ordinary shares in 2013, the convertible bonds have a par value of €0.85, bear interest at a rate of 5.5% and are entitled to convert into ordinary shares instead of non-voting preference shares. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the ordinary shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one ordinary share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

At December 31, 2014, the Management Board members held 1,485,076 stock options for Ordinary shares and employees of the Company held 7,704,555 stock options for ordinary shares with an average remaining contractual life of 4.59 years and 2,539,493 exercisable ordinary options at a weighted average exercise price of $45.38.

(vi)                  Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and Chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the supervisory board of Fresenius Management SE, and Dr. Ulf M. Schneider, Chairman of the supervisory board of our General Partner and a former member of the Management Board of FMC-AG & Co. KGaA, is Chairman of the management board of Fresenius Management SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s supervisory board.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                        the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                        the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €21.0 million, which was approximately $27.9 million for the period ended December 31, 2014, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. The current option period for the lease agreements is set to expire in 2016. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•                        to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•                        to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•                        to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE’s ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2014, we sold products to Fresenius SE in the amount of $63.9 million. In 2014, we made purchases from Fresenius SE in the amount of $25.2 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) (“Kabi USA”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2014, we acquired $19.5 million of heparin from Kabi USA through the GPO.

On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units over the length of the five year contract. A fairness opinion was also obtained from a reputable global accounting firm. Production of these units commenced in March of 2014 with an estimated contract value of approximately $55 million. A contract has been signed on January 1, 2015 to sell certain assets and liabilities related to the manufacturing facility to Kabi USA in the amount of $9.3 million. The disposal will be accounted for as a transaction between parties under common control.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2014, Fresenius SE and its affiliates charged us approximately $90.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2014 we charged approximately $8.3 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

During 2014, we received advances between €1.4 million and €298.5 million which carried interest rates between 1.188% and 1.644%. See Note ##STNote of the Notes to Consolidated Financial Statements, “Short-Term Borrowings and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties” in the notes to our consolidated financial statement included in our 2014 20-F. On May 23, 2014, the maturity date, the Company repaid a Chinese Yuan Renminbi (“CNY”) loan, with interest, of 361 million ($58 million) to a subsidiary of Fresenius SE. On August 19, 2009, the Company borrowed €1.5 million ($1.8 million) from the General Partner at 1.335%. The loan repayment is currently scheduled for August 20, 2015 at an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1.5 million ($1.8 million) from the General Partner at 1.875%. This loan is due on November 27, 2015 at an interest rate 1.506%.

At December 31, 2014 and December 31, 2013, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8.3 million and €11.8 million ($10.1 million at December 31, 2014 and $16.3 million at December 31, 2013), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and have a coupon rate of 5.25% with interest payable semiannually.

At December 31, 2014 Fresenius SE held unsecured Senior Notes issued by the Company in the amount of $1.2 million. The Senior Notes were issued in 2014, mature in 2020 and 2024, respectively, and have a coupon rate of 4.125 % and 4.75 % with interest payable semiannually. As of January 7, 2015, Fresenius SE sold all positions held on these Senior Notes.

The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400 million until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR, as applicable, plus applicable margin.  Advances can be repaid and reborrowed. On December 31, 2014, the Company received an advance of €1.4 million ($1.7 million) at an interest rate of 1.188%.

Other Interests

Dr. Dieter Schenk, Vice Chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $2.0 million, $1.3 million and $1.5 million for these services during 2013, 2012 and 2011, respectively. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.7% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s share capital. See Item 16G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” in our 2014 20-F.

General Partner Reimbursement

Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2014 was approximately $25.5 million for its management services during 2014 including $0.2 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s share capital (which is currently €3.0 million). See Item 16.G “Governance —The Legal Structure of FMC-AG & Co. KGaA” in our 2014 20-F.

(vii)                         Principal Accountant Fees and Services

In the AGM held on May 15, 2014, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2014 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2014	2013
	(in thousands)
Audit fees	$9,557	$10,062
Audit related fees	430	32
Tax fees	400	578
Other fees	6,243	3,904
Total	$16,630	$14,576

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Other fees” include amounts related to supply chain consulting fees. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with International Financial Reporting Standards. Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission.  Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in Item (iii) “Directors and Senior Management” above.

In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly.  Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2014, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.